

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 8, 2006

via U.S. mail and facsimile

Karen R. Osar
Executive Vice President and Chief Financial Officer
Chemtura Corporation
199 Benson Road
Middlebury, Connecticut 06749

> **Re:** **Chemtura Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30,**
> **2006**
> **File No. 1-15339**

Dear Ms. Osar:

We have considered the information provided during our conference call on November 7, 2006 with regards to the classification of the (a) Witco pension and OPEB expenses, (b) gain on sale of Gustafson, and (c) gains and losses on sale of businesses.

We continue to believe that you have inappropriately classified each of these items within your consolidated statements of operations. In addition, it does not appear that you have provided sufficient disclosure for your gains on sale of business or any disclosure for your Witco pension and OPEB expenses in your 2005 Form 10-K. However, we will not object to correcting the classification of these items in your September 30, 2006 Form 10-Q, as the gains on sale of businesses and the pension and OPEB expenses, individually and in the aggregate, do not change operating profit (loss) trends for the periods presented in your 2005 Form 10-K and the gain on sale of Gustafson has been adequately disclosed. With regards to the Witco pension and OPEB expense, we continue to believe that the entire expense requires classification within operating profit (loss). However, we will not object to your bifurcation proposal based on the specific information you have provided to us.

Please ensure your disclosures in your September 30, 2006 Form 10-Q and 2006 Form 10-K sufficiently addresses each of the following:

- A detailed explanation that each of these three items was previous improperly classified below operating profit (loss).

- The amount and impact of each reclassification on operating profit (loss) for each of the periods presented in your 2005 Form 10-K and your subsequent 2006 fiscal quarters.
- Detailed disclosure in MD&A of the nature of the gains on sale of businesses and pension and OPEB expenses.
- Present your equity income as the last line item within operating profit (loss).
- Disclosure of the components of other (income) expense, net.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comment. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief